

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

Kevin B. Marsh
Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer
SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

> **Re: SCANA Corporation**
> **South Carolina Electric & Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-08809 & 001-03375**

Dear Mr. Marsh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note that the following comments address accounting practices, presentation and disclosure matters of SCANA Corporation on a consolidated basis. In our interest to reduce the volume of comments, we have not addressed South Carolina Electric & Gas Company with a separate comment, if applicable to the facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements to the extent material. Please confirm to us your agreement with this objective.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2. In your segment disclosure on page 85, you state that you use operating income to
    measure segment profitability for SCE&G and other regulated operations; however, the
    analysis of your results of operations for the electric operations and gas distribution
    segments solely addresses the profitability measure called margin, which excludes other
    operations and maintenance expense, depreciation and amortization expense and other
    taxes expense. We have the following comments:

    • Please explain to us in reasonable detail how you have provided investors with a view
      of the company's results through the eyes of management without discussing the
      segmental measure of profit or loss used by management to evaluate performance.

    • To assist us in understanding your response, please tell us the amount of other
      operations and maintenance expense, depreciation and amortization expense and
      other taxes expense allocated to each of the electric operations and gas distribution
      segments for 2012, 2013 and 2014 so that we can see the change in each of these
      expenses from year to year.

    • If these expenses have not fluctuated significantly over time, explain to us in
      reasonable detail why the amounts of these expenses have been relatively flat despite
      your increasing sales volumes and segment assets. Also tell us how you considered
      explaining this to your investors in order to achieve the objective of providing
      information about the quality of, and potential variability of, your earnings and cash
      flow so that investors can ascertain the likelihood that past performance is indicative
      of future performance.

Financial Statements for the Year Ended December 31, 2014

Notes to Consolidated Financial Statements, page 51

11. Affiliated Transaction, page 84

3. We read on page 19 that PSNC Energy owns a 33.21% interest in Cardinal Pipeline
    Company, LLC and 17% of Pine Needle LNG Company, LLC; however, these
    investments are not discussed in the notes to the financial statements. Please explain to
    us where you have provided the disclosures required by ASC 323-10-50 and ASC 325-
    20-50.

4. We note that SCE&G owns 40% of Canadys Refined Coal, LLC, which is involved in the
    manufacturing and selling of refined coal to reduce emissions. Please discuss this

Kevin B. Marsh
SCANA Corporation
South Carolina Electric & Gas Company
June 2, 2015
Page 3

       investment in your properties discussion on page 19 or tell us where it is discussed. Refer to Item 102 of Regulation S-K. Additionally, please tell us how you considered the applicability of Rule 4-08(g) of Regulation S-X for all of your investments in the aggregate that are accounted for on the equity method basis.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief